UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Dated as of April 7, 2004


                                   NETIA S.A.
 -------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND
 -------------------------------------------------------------------------------
                    (Address of principal executive office)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE

Attached are the following items:

1. Press release dated March 12, 2004

2. Press release dated March 22, 2004

3. Press release dated April 1, 2004

4. Press release dated April 1, 2004

5. Press release dated April 2, 2004

6. Press release dated April 5, 2004



This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

                                                                       netia
FOR IMMEDIATE RELEASE
---------------------

                                      Contact:      Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    +1-212-889-4350

NETIA HOLDS EXTRAORDINARY SHAREHOLDERS' MEETING
-----------------------------------------------

WARSAW, Poland - March 12, 2004 - Netia SA ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services today announced that the Extraordinary General Meeting of Shareholders held on March 11, 2004 (the "Meeting") adopted resolutions on: (i) changes in the composition of Netia's supervisory board; and (ii) the remuneration of supervisory board members, made up of the following multiples of average monthly remuneration in the enterprise sector from the last month of the last quarter, announced by the President of the Polish Main Statistical Office in the Official Journal of the Republic of Poland, "Monitor Polski": 1.2 times for supervisory board members;
1.4 times for the vice-chairman and 1.5 times for the chairman.

Pursuant to the resolution of the Meeting, Jaroslaw Bauc, Morgan Ekberg and Ewa-Maria Robertson were dismissed as members of Netia's supervisory board as of March 11, 2004. In parallel, pursuant to the resolution of the Meeting, Mark Holdsworth, Hubert Janiszewski, Boguslaw Kasprzyk and Alicja Kornasiewicz were appointed members of Netia's supervisory board.

As a result of these changes, Netia's supervisory board currently consists of the following 7 members: Nicholas N. Cournoyer (Chairman of the supervisory board), Mark Holdsworth, Hubert Janiszewski, Boguslaw Kasprzyk, Alicja Kornasiewicz, Richard James Moon and Andrzej Radziminski. The full text of the resolution on remuneration of the supervisory board members is available at Netia's website at www.investor.netia.pl.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003, its Current Report dated November 6, 2003, its Current Report dated December 29, 2003, its Current Report dated February 3, 2004 and its Current Report dated March 1, 2004. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #
                                                                       netia
FOR IMMEDIATE RELEASE
---------------------

                                        Contact:      Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      -or-
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44(0)20-7936-0400
                                                      -or-
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      +1-212-889-4350

INFORMATION REGARDING THE SALE OF NETIA'S SHARES
------------------------------------------------

WARSAW, Poland - March 22, 2004 - Netia SA ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services today announced that it has received a notification made by Enterprise Investors Sp. z
o. o. on behalf of Polish Enterprise Fund IV, L.P ("Fund") stating that on March 19, 2004 as a result of the settlement of the Fund's sales of Netia's securities listed on the Warsaw Stock Exchange, the Fund has held 9,013,520 of Netia's shares and 10,925,130 of Netia's subscription warrants.

Assuming that the Fund exercises its rights to acquire the Netia shares arising from the subscription warrants, the total number of Netia's securities held by the Fund will constitute 4.9% of Netia's share capital and entitle the holder thereof to exercise 19,938,650 votes constituting 4.9% of the total number of votes at Netia's General Meeting of Shareholders. Consequently, the Fund's holding in the total number of votes at Netia's General Meeting of Shareholders has decreased to below 5%.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003, its Current Report dated November 6, 2003, its Current Report dated December 29, 2003, its Current Report dated February 3, 2004 and its Current Report dated March 1, 2004. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #
                                                                       netia
FOR IMMEDIATE RELEASE
---------------------

                                       Contact:      Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     +1-212-889-4350

NETIA SELLS ITS HOLDINGS IN NON-OPERATIVE COMPANIES
---------------------------------------------------

WARSAW, Poland - April 1, 2004 - Netia SA ("Netia" or the "Company") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services today announced that, in the process of simplifying the Netia group's internal structure, on March 31, 2004, the Company sold to Fiducia Investment Sp. z o.o., with its seat in Warsaw ("Fiducia Investment"), on the basis of share purchase agreements, the following holdings in certain dormant companies:

(i) 400 shares, EUR 45.38 par value per share, of Netia Holdings B.V., with its seat in Amsterdam, the Netherlands, constituting 100% of Netia Holdings B.V.'s share capital and giving 100% of the voting power at Netia Holdings B.V.'s general meeting of shareholders. The total par value of the shares sold equals EUR 18,151.21. The total value of the transaction equals PLN 1,000;

(ii) 400 shares, EUR 45.38 par value per share, of Netia Holdings II B.V., with its seat in Amsterdam, the Netherlands, constituting 100% of Netia Holdings II B.V.'s share capital and giving 100% of the voting power at Netia Holdings II B.V.'s general meeting of shareholders. The total par value of the sold shares equals EUR 18,151.21. The total value of the transaction equals PLN 1,000; and

(iii) 200 shares, EUR 100 par value per share, of Netia Holdings III B.V., with its seat in Amsterdam, the Netherlands, constituting 100% of Netia Holdings III B.V.'s share capital and giving 100% of the voting power at Netia Holdings III B.V.'s general meeting of shareholders. The total par value of the sold shares equals EUR 20,000. The total value of the transaction equals PLN 1,000.

The Company's management board announced that, in the process of simplifying the Netia group's internal structure, on March 31, 2004, the Company's subsidiary, Swiat Internet SA ("Swiat Internet"), sold to Fiducia Investment, on the basis of share purchase agreements, the following holdings in certain dormant companies:

(i) 835,130 shares, PLN 10 par value per share, of Multinet S.A., with its seat in Warsaw, constituting 100% of Multinet S.A.'s share capital and giving 100% of the voting power at Multinet S.A.'s general shareholders' meeting. The total par value of the sold shares equals PLN 8,351,300. The total value of the transaction equals PLN 1,000;

(ii) 435,660 shares, PLN 10 par value per share, of IDS S.A., with its seat in Warsaw, constituting 100% of IDS S.A.'s share capital and giving 100% of the voting power at IDS S.A.'s general shareholders' meeting. The total par value of the sold shares equals PLN 4,356,600. The total value of the transaction equals PLN 1,000;

(iii) 40 shares, PLN 50 par value per share, of Pik-Net Sieci Rozlegle Sp. z o.o., with its seat in Warsaw, constituting 100% of Pik-Net Sieci Rozlegle Sp. z o.o.'s share capital and giving 100% of the voting power at Pik-Net Sieci Rozlegle Sp. z o.o.'s general meeting of shareholders. The total par value of the sold shares equals PLN 20,000. The total value of the transaction equals PLN 1,000;

(iv) 80,000 shares, PLN 50 par value per share, of Publiczny Dostep do Internetu Sp. z o.o., with its seat in Lodz, constituting 100% of Publiczny Dostep do Internetu Sp. z o.o.'s share capital and giving 100% of the voting power at Publiczny Dostep do Internetu Sp. z o.o.'s general meeting of shareholders. The total par value of the sold shares equals PLN 4,000,000. The total value of the transaction equals PLN 1,000; and

(v) 1,368,420 shares, PLN 1 par value per share, of Polska OnLine Holding S.A., with its seat in Warsaw ("Polska OnLine"), constituting approximately 90% of Polska OnLine Holding S.A.'s share capital and giving approximately 90% of the voting power at Polska OnLine Holding S.A.'s general shareholders' meeting. The total par value of the sold shares equals PLN 1,368,420. The total value of the transaction equals PLN 900. By September 30, 2004, Swiat Internet covenanted to offer to Fiducia Investment the remaining 160,000 shares of Polska OnLine for the total price of PLN 100.

The Company's management board hereby announces that, in the process of simplifying the Netia group's internal structure, on March 31, 2004, the Company's subsidiary, Polska OnLine, sold to Fiducia Investment, on the basis of share purchase agreements, the following holding in a certain dormant company:
7,649 shares, PLN 700 par value per share, of Polska OnLine Sp. z o.o., with its seat in Warsaw, constituting 100% of Polska OnLine Sp. z o.o.'s share capital and giving 100% of the voting power at Polska OnLine Sp. z o.o.'s general meeting of shareholders. The total par value of the sold shares equals PLN 5,345,300. The total value of the transaction equals PLN 1,000.

The Company's management board further announces that: (i) none of the companies whose shares were subject to the above mentioned transactions conducts telecommunications activities; (ii) in each of the nine transactions, the shares sold by the Company, Swiat Internet and Polska OnLine constituted more than 20% of the respective companies' share capitals; and (iii) neither the Company, Swiat Internet, Polska OnLine nor any of their management board or supervisory board members are in any way connected to the purchaser of the shares.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003, its Current Report dated November 6, 2003, its Current Report dated December 29, 2003, its Current Report dated February 3, 2004, its Current Report dated March 1, 2004 and its Current Report dated March 9, 2004. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #
                                                                       netia
FOR IMMEDIATE RELEASE
---------------------

                                      Contact:      Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    +1-212-889-4350
NETIA ISSUES SERIES K SHARES
----------------------------

WARSAW, Poland - April 1, 2004 - Netia SA ("Netia" or the "Company") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that on March 31, 2004 the Company issued, within its authorised capital, 480,732 ordinary bearer series K shares with a nominal value of PLN 1 each ("Series K Shares") which give the right to 480,732 votes at Netia's general meeting of shareholders, due to the exercise by certain persons authorized thereto of their rights arising from the performance stock option plan adopted by Netia's supervisory board on June 28, 2002, as amended. By resolution No. 218/03 of May 14, 2003, the management board of Krajowy Depozyt Papierow Wartosciowych w Warszawie SA (National Depository of Securities) assigned the Series K Shares with the PLNETIA00097 code.

The Series K shares were issued due to the exercise of rights attached to 480,732 ordinary bearer Series III notes, authorising their holders to subscribe for the Series K Shares prior to the Company's shareholders, having a nominal value of 1 grosz (PLN 0.01) each ("Series III Notes"). In connection with the exercise of rights from the Series III Notes, the Company bought and redeemed 480,732 Series III Notes.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003, its Current Report dated November 6, 2003, its Current Report dated December 29, 2003, its Current Report dated February 3, 2004, its Current Report dated March 1, 2004 and its Current Report dated March 9, 2004. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #
                                                                       netia
FOR IMMEDIATE RELEASE
---------------------

                                     Contact:      Anna Kuchnio (IR)
                                                   +48-22-330-2061
                                                   Jolanta Ciesielska (Media)
                                                   +48-22-330-2407
                                                   Netia
                                                   -or-
                                                   Mark Walter
                                                   Taylor Rafferty, London
                                                   +44(0)20-7936-0400
                                                   -or-
                                                   Abbas Qasim
                                                   Taylor Rafferty, New York
                                                   +1-212-889-4350

RESOLUTION OF NETIA'S SUPERVISORY BOARD ON THE POTENTIAL CONFLICT OF INTEREST OF ONE OF ITS MEMBERS
--------------------------------------------------------------------------------

WARSAW, Poland - April 2, 2004 - Netia SA ("Netia" or the "Company") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services announced that its supervisory board adopted today a resolution that if CA IB extends an offer to render advisory services to Netia, Ms. Alicja Kornasiewicz, a Company's supervisory board member, will not take part in any activity related to the selection of an advisor by the Company. Thus, Ms. Alicja Kornasiewicz will not be provided with any information relating to any offers of other advisors received by the Company, selection of the CA IB offer by Netia's management board, motions of the management board on approval of remuneration for the Company advisor and meetings of the supervisory board regarding any issues related to retaining an advisor, except for the final resolutions and agreements adopted or entered into by the Company on the basis thereof. Should the Company retain CA IB, Ms. Alicja Kornasiewicz will also be excluded from the adoption of resolutions relating to granting consent for the Company to carry out the transactions in which CA IB will present its recommendations, and Ms. Kornasiewicz will not participate in the works of the supervisory board dedicated to evaluating the work performed by CA IB for the Company.

The resolution was adopted by the supervisory board at the request and with the consent of Ms. Alicja Kornasiewicz, who substantiated her motion by noting that her being the president and managing director of CA IB in Poland as well as a member of the management board of CA IB Corporate Finance GmbH, would place her in a position of a potential conflict of interest if, as Netia's supervisory board member, she were to adopt decisions on the retention and evaluation of the work of a firm in which she holds a key position.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003, its Current Report dated November 6, 2003, its Current Report dated December 29, 2003, its Current Report dated February 3, 2004, its Current Report dated March 1, 2004 and its Current Report dated March 9, 2004. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #
                                                                        netia

FOR IMMEDIATE RELEASE
---------------------
                                         Contact:   Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    +1-212-889-4350

NETIA'S SHARE CAPITAL AS OF APRIL 1, 2004
-----------------------------------------

WARSAW, Poland - April 5, 2004 - Netia SA ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services today announced its share capital has increased in connection with the exercise of certain warrants and options issued by Netia.

I.         SHARE CAPITAL.

As of April 1, 2004, Netia's issued and outstanding share capital was PLN 358,565,500 and represented 358,565,500 shares, PLN 1 par value per share, each share giving right to one vote at Netia's general meeting of shareholders.

A motion for the registration of the share capital increase by the Polish court will be filed on April 7, 2004.

II.        WARRANTS ISSUED.

As of April 1, 2004, Netia issued 14,039,556 series J shares pursuant to the exercise of 11,661,113 two-year subscription warrants and 2,378,443 three-year subscription warrants by their holders at an issue price of PLN 2.53 per share. Each series J share entitles its holder to one vote at Netia's general meeting of shareholders. Netia's series J shares are publicly traded on the Warsaw Stock Exchange ("WSE") under the same code as all other ordinary shares of Netia i.e. PLNETIA00014.

The subscription warrants were exercised in accordance with Netia's Polish prospectus, dated April 17, 2002, as amended.

III.       OUTSTANDING WARRANTS.

As of April 2, 2004, the following warrants were traded on WSE:

(a) 20,763,108 two-year subscription warrants were traded on WSE under the ticker "NETPPO2, entitling their holders to subscribe for Netia's series J shares by April 29, 2005; and

(b) 30,045,778 three-year subscription warrants were traded on WSE under the ticker "NETPPO3, entitling their holders to subscribe for Netia's series J shares by April 29, 2006.

IV. SERIES K SHARES ISSUED AND MOTIONS FOR THEIR ASSIMILATION AND ADMITTANCE TO TRADING.

Until April 1, 2004, Netia issued 480,732 series K shares in connection with the exercise of certain options granted under the performance stock option plan adopted by Netia's supervisory board on June 28, 2002, as amended. The total number of series K shares that may be issued under this plan will not exceed 18,373,785 shares. On April 2, 2004, Netia filed the following motions with regard to the issued series K shares:

to the Polish National Depository for Securities - to assimilate on April 15, 2004, 480,732 series K shares identified by a code PLNETIA00097 with the remaining Netia's shares identified by a code PLNETIA00014;

to the Warsaw Stock Exchange - to admit 480,732 series K shares to trading on the main market following their assimilation by the Polish National Depository for Securities with the remaining Netia's shares.

V.         UPDATED INFORMATION ON NETIA'S SHARE CAPITAL.

Current information on Netia's share capital increases is constantly updated and made available at the Polish National Depositary for Securities and WSE as well as on Netia's website (www.investor.netia.pl). The share capital as currently registered by the Polish court, in the amount of PLN 352,783,156, reflects the status as of March 1, 2004, and will be amended following the consideration of a motion for the share capital increase to be filed with the court on April 7, 2004.

Share capital increases in connection with the exercise of Netia's outstanding warrants and options will be announced both in Poland and in the U.S. in the form of a press release once a month by the 8th day of each month, and, in addition, each time in the event of an exercise of warrants constituting 5% or more of all warrants issued by Netia.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003, its Current Report dated November 6, 2003, its Current Report dated December 29, 2003, its Current Report dated February 3, 2004, its Current Report dated March 1, 2004 and its Current Report dated March 9, 2004. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   Date:  April 7, 2004



                                   NETIA S.A.

                                   By: /S/ WOJCIECH MADALSKI
                                       ----------------------------------
                                   Name: Wojciech Madalski
                                   Title: President of the Company




                                   By: /S/ DARIUSZ SOKOLOWSKI
                                       ----------------------------------
                                   Name: Dariusz Sokolowski
                                   Title:  Registered Proxy